UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020
Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth floor
Hamilton, HM 12
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333-249031, 333-235653, 333-232256 and 333-167860.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Brookfield Infrastructure Partners L.P.’s interim report for the quarter ended September 30, 2020
99.2	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Canadian law
99.3	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Canadian law

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
Date:	November 10, 2020	By:	/s/ WILLIAM COX
Name: William Cox
Title: Director